FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuantto rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of June 2009

Compugen Ltd.
(Translation of registrant’s name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On June 2, 2009 Compugen Ltd. (the “Registrant”) issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd. (Registrant) By: /s/ Ms. Dikla Czaczkes Axselbrad —————————————— Chief Financial Officer June 2, 2009

Exhibit 1

For Release

Compugen Receives Deficiency Letter from
NASDAQ With Respect to Stockholders Equity

Tel Aviv, Israel, June 2, 2009 – Compugen Ltd. (NASDAQ: CGEN) today reported that it received a letter on May 28, 2009 from NASDAQ stating that Compugen is not in compliance with The NASDAQ Global Market Marketplace minimum stockholders’ equity continued listing requirement of $10 million. As of March 31, 2009, Compugen’s stockholders’ equity (based on the Company’s book value) was approximately $8.9 million.

Compugen can either submit a detailed plan of compliance by June 15, 2009, advising NASDAQ of the action Compugen has taken, or plans to take, that would bring it into compliance or apply to transfer to the NASDAQ Capital Market, a continuous trading market that operates in the same manner as the NASDAQ Global Market. The Company believes that, as of the date of this release, it is in compliance with all of the requirements for transfer to the NASDAQ Capital Markets.

Should Compugen select to submit a plan of compliance and NASDAQ does not accept the Company’s plan, NASDAQ may then initiate delisting proceedings from the NASDAQ Global Market, at which time Compugen may either appeal NASDAQ’s determination to a Listing Qualifications Panel or then apply to transfer to the NASDAQ Capital Market.

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in-silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. The resulting product candidates are then validated through in vitro and in vivo experimental studies and out-licensed for further development and commercialization under various forms of revenue sharing agreements. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Merck Serono, Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. In 2002, Compugen established an affiliate, Evogene Ltd. www.evogene.com (TASE: EVGN.TA), to utilize certain of the Company’s in-silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen’s corporate Web site at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:

Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220